August 23, 2007
Via EDGAR
U.S. Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Linda Cverkel, Branch Chief

Re:	SEC Comment Letter, dated August 9, 2007
Easton-Bell Sports, Inc.
Form 10-K for the Year Ended December 30, 2006
Filed April 9, 2007
File No. 333-123927
Ladies and Gentlemen:
On behalf of Easton-Bell Sports, Inc. (the “Company”), this letter is being submitted to the Staff of the Securities and Exchange Commission (the “Commission”) in response to the comments in the Staff’s letter dated August 9, 2007 (the “August 9 Letter”) regarding the Company’s 10-K for the year ended December 30, 2006 filed on April 9, 2007 (the “2006 10-K”).
For reference purposes, the comments as reflected in the August 9 Letter are reproduced in bold in this letter, and the corresponding responses of the Company are shown below each comment.
Accordingly, we advise you as follows:
Form 10-K for the year ended December 30, 2006
Item 7A. Quantitative & Qualitative Disclosure About Market Risk, page 36
1.	We note from your response to our prior comment 3 that a hypothetical 10% weakening of the US dollar relative to other currencies would not materially adversely effect expected first quarter 2007 earnings or cash flows. However, we continue to believe that if your foreign exchange risk is material, you should revise this section in future filings to discuss the risk using one of the three presentation alternatives outlined in Item 305 of Regulation S-K. Please confirm that you will comply with the requirements in Item 305 of Regulation S-K to the extent you determine the risk to be material or alternatively, you will disclose in Item 7A that you do not believe foreign exchange is a material market risk.

7855 HASKELL AVENUE • VAN NUYS • CALIFORNIA • 91406-1999 • U.S.A.
TEL 818-781-1587 • 800-347-3901 • FAX: 800-800-8734
www.eastonsports.com

U.S. Securities and Exchange Commission
August 23, 2007

Company Response:
The Company confirms that in future filings it will either comply with the requirements in Item 305 of Regulation S-K to the extent it determines the foreign exchange risk to be material or alternatively, it will disclose in Item 7A of such filings that it does not believe such risk is a material market risk.
Note 2. Acquisitions
2.	We note from your response to our prior comment 10 that the useful life for the intangible asset represented by customer relationships acquired in the Easton transaction was derived by analyzing the historical annual customer turnover specific to the business. Please provide us with details of the historical annual customer turnover specific to Easton including an explanation of how this historical experience supports a 20 year useful life for customers acquired in the Easton acquisition. Also, please explain to us why you believe this is the only factor that should be used in the analysis of the useful life, or alternatively, include any other assumptions or factors used in your analysis.
Company Response:
The historical annual customer turnover specific to Easton was derived using the following methodology:
A.	A detailed analysis was performed of the current customer account base as of April 2006 (the Easton acquisition occurred on March 16, 2006) and it was determined that the average number of years for the then active customers was approximately twenty-four years.

B.	Understanding that a portion of Easton’s current customer base would cease to do business with Easton at some point in time (i.e. bankruptcy, etc.), a review was then performed to determine the average number of years that previous customers did business with Easton. It was found that the average number of years for those previous customers was approximately five years.

C.	Based primarily on the approximate twenty-four average number of years for active customers and the average number of years for previous customers of approximately five, the company estimated a 20 year useful life for the customer relationships.
In conjunction with the determination of the useful life of the customer relationships, the Company also considered that the sporting goods industry is characterized by retailers with a great deal of longevity and long-standing relationships in the marketplace. This further supported the 20 year useful life for the customer relationships.

U.S. Securities and Exchange Commission
August 23, 2007

3.	We note from your response to our prior comment 11 that you have provided us the reasons for the acquisition of Easton and the factors that contributed to a purchase price that resulted in goodwill. Please confirm that you will include these disclosures in future filings. See paragraph 51b of SFAS No. 141.
Company Response:
The Company confirms that in future filings it will include such disclosures.
Note 12. Stock Based Employee Compensation, page 63
4.	We note from your response to our prior comment 15 that the cancellation of 13,988,442 unvested Class B Common Units and granting of an equal number of units with different vesting periods was accounted for as a modification of an award and $306,000 was recorded as an expense in 2006. Please clarify for us if this $306,000 is included in the total $3,097,000 stock compensation expense disclosed in Note 12. If it is not part of that amount, please tell us where it has been recorded on the statement of operations.
Company Response:
The $306,000 is included in the total $3,097,000 stock compensation expense disclosed in Note 12.
5.	We note from your response to our prior comment 18 that the option to require the Company to repurchase the Class B Units is contingent on the occurrence of any one of three triggering events, one of which is that the employee elects to terminate for good reason. You further disclose that you relied upon the guidance of FSP FAS 123(R)-4 and because you considered the occurrence of the triggering events as not probable at December 31, 2006, you have classified the Class B Units subject to repurchase as equity. Please note that FSP FAS 123(R)-4 amends paragraph 32 of SPAS 123(R) to state that a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control does not meet the condition to be classified as a liability until it becomes probable the event will occur. Based on the triggering events disclosed in your notes, we believe that the triggering event related to the employee electing to terminate for good reason is within the control of the employee and therefore would not be included in the exception to paragraph 32 of SFAS NO. 123(R) as discussed in FSP FAS 123(R)-4. Therefore, we believe that under the guidance in paragraph 32 of SFAS No. 123(R), you would be required to classify the Class B Units as liabilities. Please revise accordingly.

U.S. Securities and Exchange Commission
August 23, 2007

Company Response:
We believe that the triggering event related to the employee electing to terminate for good reason is within the control of the Company, as opposed to the employee. For purposes of the employment agreements, “good reason” is defined as:
A.	The material breach of the agreement by the Company which is not cured, if curable, within twenty (20) days after written notice to the Company specifying in reasonable detail the nature of such breach;

B.	A material diminution of any of the employee’s significant duties, or the assignment to the employee of material duties inconsistent with their position, or the material impairment of the employee’s ability to function in their position, in each case only after the Company shall have had an opportunity and failed to cure (any cure to be effected within twenty (20) days after written notice to the Company by the employee specifying in reasonable detail the nature of such good reason);

C.	Any reduction in or failure to pay the base salary or any failure to pay any annual bonus to which the employee is entitled, or any failure to provide benefits in accordance with the agreement or any material failure to provide employee perquisites in accordance with the agreement, in each case only after the Company has been given an opportunity, and has failed, to cure any such event within twenty (20) days following the employee’s written notice to the Company specifying in reasonable detail the nature of the reduction or failure;

D.	Any relocation of the employee’s primary worksite to a site that is more than thirty-five (35) miles from their current worksite, or

E.	Subjection of the employee to a working environment sufficiently hostile or otherwise adverse as to satisfy the general legal standard for a constructive discharge, provided that the employee provides the Company written notice specifying in reasonable detail the circumstances rendering the working environment hostile, or otherwise adverse and the Company fails within twenty (20) days of that notice to take remedial action to mitigate those circumstances.
As evidenced by the definition of “good reason” above, all of the triggering events enumerated in the employment agreements are outside of the employee’s control. We supplementally inform the Staff that the Company had not committed any of the foregoing events as of December 30, 2006 (and has not committed any such event since that time). As a result, none of the employees party to the employment agreements had the right, as of December 30, 2006, to terminate employment with the Company for good reason (and none have the right at this time). The Company has complete control over all of the triggering events, and in the case of the events that are subjective or could be unintentionally triggered by the Company (Items A, C, D and E above), the Company has the right to cure and thus prevent a termination for

U.S. Securities and Exchange Commission
August 23, 2007

“good reason.” Accordingly, since these instruments do not meet the condition as specified in FSP FAS 123(R)-4 to be classified as a liability until it becomes probable the event will occur, we believe the Class B Units are appropriately classified as equity as of December 30, 2006.
6.	Also, we note from your response to our prior comment number 15 that the cancellation of 13,988,442 unvested Class B units and the issuance of an equal number of units with different vesting periods was accounted for as a modification of an award subsequent to the adoption of SFAS No. l23R. We also note that you are recording the unrecognized original compensation cost over the time vesting period of the modified awards. Please explain why you did not re-measure the amount of compensation expense to be recognized in connection with the modified awards pursuant to paragraph 51 of SFAS No. 123R.
Company Response:
In connection with the cancellation of 13,988,442 unvested Class B Common Units and re-issuance of an equal number of units with different vesting periods, pursuant to paragraph 51 of SFAS No. 123R, we analyzed for the incremental fair value of the modification measured on the modification date and noted that there was no incremental fair value.
Note 15. Quarterly Results of Operations
7.	We note your response to our prior comment number 21. Please ensure that your upcoming Quarterly Reports on Form 10-Q for the quarters ended June 30, 2007 and September 30, 2007 include the reconciliations of previously reported amounts for the second and third quarters of 2006 with the revised amounts reflected in Note 15 to your Annual Report on Form 10-K. Refer to the requirements outlined in paragraph 25 and 26 of SFAS No. 154 and Item 302(A)(2) of Regulation S-K.
     Company Response:
The Company confirms that its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 included, and its upcoming Quarterly Report on Form 10-Q for the quarter ending September 29, 2007 will include, the reconciliations of previously reported amounts for the second and third quarters of 2006, as applicable, with the revised amounts reflected in Note 15 to the 2006 Form 10-K.
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U.S. Securities and Exchange Commission
August 23, 2007

Please be advised that, in connection with the Staff’s comments in the August 9 Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (818) 902-5803.
Very truly yours,
/s/ Mark Tripp
Mark Tripp

cc:	Claire Erlanger
Josh Leuchtenburg
Craig Marcus